United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 31, 2023

Date of Report (Date of earliest event reported)

FG Merger Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41309	86-2462502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 S. Walnut Street, Unit 1A Itasca, Illinois	60143
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 773-1665

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FGMC	THE NASDAQ STOCK MARKET LLC
Warrants	FGMCW	THE NASDAQ STOCK MARKET LLC
Units	FGMCU	THE NASDAQ STOCK MARKET LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

The disclosure contained in Item 2.03 is incorporated by reference in this Item 1.01

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On May 31, 2023, FG Merger Corp. (“FGMC”) issued a non-interest bearing unsecured promissory note in the aggregate principal amount of $405,000 (the “Sponsor Note”) to FG Merger Investors LLC, the Company’s initial public offering sponsor (“Sponsor”). The Sponsor Note is due and payable upon FGMC’s consummation of an initial business combination with a target business. The Sponsor Note will either be paid in cash upon such consummation, or, at the Sponsor’s discretion, converted into private units at a price of $10.00 per unit. The loan will be forgiven, except to the extent of any funds held outside of the trust account that was established for the benefit of FGMC’s public stockholders in connection with FGMC’s initial public offering (the “Trust Account”), by the Sponsor or its affiliates if the Company is unable to consummate an initial business combination within the time period provided in the Company’s amended and restated certificate of incorporation.

Also on May 31, 2023, FGMC issued non-interest bearing unsecured promissory notes in the aggregate principal amount of $400,000 (collectively, the “Target Notes”) to several lenders, including certain affiliates of iCoreConnect Inc. (“iCoreConnect”). The Target Notes are guaranteed by iCoreConnect, and are due and payable upon FGMC’s consummation of an initial business combination with a target business. The Target Notes will either be paid in cash upon such consummation, or, at the lenders’ discretion, converted into private units at a price of $10.00 per unit. In the event that FGMC is unable to consummate an initial business combination within the time period provided in FGMC’s amended and restated certificate of incorporation, then the Target Notes shall be deemed to be terminated and no amounts will thereafter be due from FGMC to the lenders, at which point the aggregate principal amount of the Target Notes shall be immediately due and payable by iCoreConnect, in accordance with the guarantee.

The foregoing descriptions of the Sponsor Note and the Target Notes are qualified in their entirety by reference to the full text of the Sponsor Note and the form of Target Note, copies of which are filed with this Current Report on Form 8-K as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

Item 8.01 Other Events

        As previously disclosed, on May 24, 2023, FGMC received notice from the Sponsor, requesting that FGMC extend (the “Extension”) the time available to FGMC to consummate its initial business combination from June 1, 2023 to September 1, 2023, in accordance with the terms of FGMC’s amended and restated certificate of incorporation, which provides FGMC additional time to complete its proposed business combination with iCoreConnect.

In connection with the Extension, on May 31, 2023, the amount of $805,000 was deposited into the Trust Account.

FGMC issued the press release distributed herewith on June 2, 2023. The materials attached as Exhibit 99.1 are incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed business combination, FGMC and iCoreConnect have filed a joint proxy statement/prospectus with the SEC which has been declared effective, and each of FGMC and iCoreConnect have mailed a the joint proxy statement/prospectus relating to the proposed business combination to their respective stockholders.

FGMC’s and iCoreConnect’s stockholders and other interested persons are advised to read the proxy statement/prospectus and any amendments thereto, and other documents filed in connection with the proposed business combination, as these materials contain important information about iCoreConnect, FGMC and the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by FGMC with the SEC also may be obtained free of charge upon written request to FG Merger Corp, 104 S. Walnut Street, Itasca, IL 60143. The documents filed by iCoreConnect with the SEC also may be obtained free of charge upon written request to iCoreConnect Inc., 529 E Crown Point Road, Suite 250 Ocoee, FL 34761.

Participants in the Solicitation

FGMC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FGMC’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of FGMC and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about FGMC’s directors and executive officers and their ownership in FGMC is set forth in the final FGMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed with the SEC on February 2, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

iCoreConnect and its directors and executive officers are participants in the solicitation of proxies from iCoreConnect’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of iCoreConnect and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about iCoreConnect’s directors and executive officers and their ownership in iCoreConnect is set forth in iCoreConnect’s Annual Report on Form 10-K for the year ended December 31, 2022 and filed with the SEC on March 23, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

Before making any voting decision, investors and security holders of FGMC and iCoreConnect are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report and on the current expectations of FGMC’s and iCoreConnect’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FGMC and iCoreConnect. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals (including approval from antitrust regulators) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect FGMC or the expected benefits of the business combination, if not obtained; the failure to realize the anticipated benefits of the business combination; the ability of FGMC prior to the business combination, and the combined company following the business combination, to maintain the listing of FGMC’s shares on Nasdaq; costs related to the business combination; the failure to satisfy the conditions to the consummation of the business combination, including the approval of the business combination agreement by the shareholders of FGMC and iCoreConnect , the risk that the business combination may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the outcome of any legal proceedings that may be instituted against FGMC or iCoreConnect related to the business combination; the attraction and retention of qualified directors, officers, employees and key personnel following the business combination, the combined company’s ability following the business combination to compete effectively in a highly competitive market; the ability to protect and enhance iCoreConnect’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in iCoreConnect’s industry; the uncertain effects of the COVID-19 pandemic; future financial performance of the combined company following the business combination; the ability of the combined company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the risk that the business combination disrupt current plans and operations of iCoreConnect as a result of the announcement and consummation of the business combination; the possibility that iCoreConnect may be adversely affected by other economic, business, regulatory, and/or competitive factors; the evolution of the markets in which iCoreConnect competes, including ecommerce; the ability of iCoreConnect to anticipate and respond to changing consumer preferences and trends; the ability of iCoreConnect to implement its existing strategic initiatives and continue to innovate their existing products; the ability of iCoreConnect to defend its intellectual property; the risk that iCoreConnect may not be able to execute its growth strategies and the timing of expected business milestones; the risk that iCoreConnect may not be able to recognize revenue for its products and services or secure additional contracts that generate revenue; and iCoreConnect’s performance, capabilities, strategy, and outlook. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FGMC and iCoreConnect do not presently know, or that FGMC and iCoreConnect currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FGMC’s and iCoreConnect’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report and the exhibits hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report and the exhibits hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of FGMC and iCoreConnect described in the joint preliminary proxy statement and a preliminary prospectus contained in the Form S-4 registration statement that FGMC and iCoreConnect filed with the SEC, including those under “Risk Factors” therein. FGMC and iCoreConnect anticipate that subsequent events and developments will cause their assessments to change. However, while FGMC and iCoreConnect may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing FGMC’s or iCoreConnect’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Sponsor Note
10.2	Form of Target Note
99.1	Press Release
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2023	FG MERGER CORP.

	By:	/s/ M. Wesley Schrader
	Name:	M. Wesley Schrader
	Title:	Chief Executive Officer